7961 Shaffer Parkway • Suite 5 • Littleton, CO USA 80127

VISTA GOLD CORP.

Telephone: (720) 981-1185 • Facsimile: (720) 981-1186

November 2, 2012

Via: First Class Mail and EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549
Attention: Ms. Pamela Howell and Mr. Ronald Alper

Re: Responses to the Securities and Exchange Commission Staff Comments dated October 25, 2012, regarding Vista Gold Corp. Registration Statement on Form S-3 Filed September 28, 2012 File No. 333-184191

Ladies and Gentlemen:

Vista Gold Corp. (the "Company") hereby submits this letter in response to the staff's comments set forth in the October 25, 2012 letter regarding the above-referenced Registration Statement on Form S-3 (File No. 333-184191), as filed with the SEC on September 28, 2012. For your convenience, the staff's comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Registration Statement on Form S-3

Selling Securityholders, page 24

Staff Comment No. 1

We note that some selling shareholders are affiliates of a broker-dealer. Please disclose for each affiliate of a broker-dealer whether (1) the seller purchased the securities being registered for resale in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Company Response

The Company has made the requested disclosure in Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-184191), which the Company has filed concurrently herewith.

The Company has made the requested disclosure in Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-184191), which the Company has filed concurrently herewith.

The Company affirms the aforementioned statements and responses.

In addition, the Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including its registration statement of Form S-3;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 720-981-9549.

Sincerely,
Vista Gold Corp.

John F. Engele
Chief Financial Officer